UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 23, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 26, 2009	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release
Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: January 23, 2009 URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year Ending March 31, 2009

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2009, which the Company announced on October 29, 2008.

1. Revision of Projections for the Fiscal Year Ending March 31, 2009

1) Consolidated (U.S.GAAP)	Millions of yen

	Earlier projection (A)	Current projection (B)	Changes Increase (Decrease) (B)-(A)		Results for FY ended March 31, 2008
Net sales	2,380,000	2,030,000	(350,000)	(14.7)%	2,243,023
Operating income	300,000	200,000	(100,000)	(33.3)%	332,850
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	290,000	175,000	(115,000)	(39.7)%	322,210
Net income	190,000	110,000	(80,000)	(42.1)%	208,793

2) Non-consolidated					Millions of yen

	Earlier projection (A)	Current projection (B)	Changes Increase (Decrease) (B)-(A)		Results for FY ended March 31, 2008
Net sales	930,000	800,000	(130,000)	(14.0)%	926,731
Operating profit	60,000	26,000	(34,000)	(56.7)%	127,143
Ordinary profit	72,000	35,000	(37,000)	(51.4)%	135,500
Net income	50,000	20,000	(30,000)	(60.0)%	96,832

2. Reasons for the Revision

In the construction, mining and utility equipment business, while demand remained sluggish in Japan, North America and Europe, it continued to expand in emerging economies against the background of brisk infrastructure investment and resource development until the end of the first half period of the current fiscal year. However, the financial turmoil, which originated in the United States last fall, has adversely affected emerging economies, suddenly changing Komatsu’s business environment. With a quick and drastic drop in demand around the world, Komatsu expects to face a similar challenging environment in the fourth quarter (January – March, 2009) of the current fiscal year. In addition to demand sliding worldwide, Komatsu has been making a sizable adjustment of production in order to ensure an appropriate level of distributors’ inventories as soon as possible. Currencies of resource-rich countries, such as Australia, Russia, South Africa and Brazil have remained depreciated against the Japanese yen. In light of these factors, Komatsu anticipates that full-year sales will be lower than the figure projected earlier. In the industrial machinery and others business, Komatsu also anticipates that full-year sales will be lower than the figure projected earlier, as adversely affected by rapidly curtailed capital investment in automobile manufacturing and other industries since last fall. Mainly due to projected declines in sales of these two segments, Komatsu also anticipates that profits for the current fiscal year will be lower than the figures projected earlier. Based on these conditions, Komatsu has revised the projections for both consolidated and non-consolidated results for the current fiscal year. With respect to foreign exchange rates for the fourth quarter on which the new projection is based, Komatsu assumes ¥90 per US$1 and ¥120 per EUR1.

<Changes from Earlier Projection>	Billions of yen

	Earlier projection	Increase (Decrease)						Total	Current projection
		Construction, Mining & Utility Equipment				Industrial Machinery & Others	Others
		Demand	Reduction of production volume & inventories	Currency	Others		Elimination, reform of management structure & others
Net sales	2,380	(210)	(70)	(55)	—	(17)	2	(350)	2,030
Operating income	300	(60)	(28)	(12)	12	(5)	(7)	(100)	200

Komatsu’s basic policy for redistribution of profits is described below, and it has not been changed.

<Basic Policy for Redistribution of Profits>

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends.

Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

(end)

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.